SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Joyy Inc.
(Name of Issuer)

Class A Common Shares, par value US$0.00001 per share¹
(Title of Class of Securities)

46591M109²
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

¹ The holdings reported herein are held in the form of American Depositary Shares (“ADSs”), which each represent twenty Class A common shares, par value US$0.00001 per share (“Class A Common Shares”).

² The CUSIP Number listed throughout this filing is the CUSIP assigned to the ADSs of the Issuer.

CUSIP No. 46591M109	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 43,659,720 Class A Common Shares (represented by 2,182,986 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 43,659,720 Class A Common Shares (represented by 2,182,986 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,659,720 Class A Common Shares (represented by 2,182,986 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 46591M109	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Point72 Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 43,659,720 Class A Common Shares (represented by 2,182,986 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 43,659,720 Class A Common Shares (represented by 2,182,986 ADSs))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,659,720 Class A Common Shares (represented by 2,182,986 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 46591M109	13G/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 43,659,720 Class A Common Shares (represented by 2,182,986 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 43,659,720 Class A Common Shares (represented by 2,182,986 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,659,720 Class A Common Shares (represented by 2,182,986 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 46591M109	13G/A	Page 5 of 7 Pages

Item 1(a).	Name of Issuer.
Joyy Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices.
30 Pasir Panjang Road, #15-31A Mapletree Business City, Singapore 117440.

Item 2(a).	Name of Person Filing.
The holdings of the Issuer’s class A common shares, par value $0.00001 per share (“Class A Common Shares”) reported herein are held in the form of American Depositary Shares (“ADSs”), which each represent twenty Class A Common Shares. This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset Management”) with respect to Class A Common Shares held, in the form of ADSs, by an investment fund it manages ("Point72 Associates"); (ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to Class A Common Shares held, in the form of ADSs, by Point72 Associates; and (iii) Steven A. Cohen (“Mr. Cohen”) with respect to Class A Common Shares, in the form of ADSs, beneficially owned by Point72 Asset Management and Point72 Capital Advisors Inc.

Each of Cubist Systematic Strategies, LLC, Point72 Asia (Singapore) Pte. Ltd. and Point72 Hong Kong Limited are advisors under common control with Point72 Asset Management, and each acts as a sub-advisor with respect to a portion of the Class A Common Shares reported herein.

Item 2(b).	Address of Principal Business Office.
The address of the principal business office of Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.

Item 2(c).	Place of Organization.
Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation.

Item 2(d).	Title of Class of Securities.
Class A Common Shares, par value US$0.00001 per share.

Item 2(e).	CUSIP Number.
There is no CUSIP number assigned to the Class A Common Shares. The CUSIP Number 46591M109 has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Stock Market LLC under the symbol “YY.” Each ADS represents 20 Class A Common Shares.

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:
Not applicable.

Item 4.	Ownership.
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on September 30, 2024.

CUSIP No. 46591M109	13G/A	Page 6 of 7 Pages

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own directly no ADSs or Class A Common Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by Point72 Associates. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc. The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Common Shares reported herein.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Point72 Associates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding Class A Common Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 46591M109	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024
POINT72 ASSET MANAGEMENT, L.P.

	By:	/s/ Jason M. Colombo
	Name:	Jason M. Colombo
	Title:	Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By:	/s/ Jason M. Colombo
Name:	Jason M. Colombo
Title:	Authorized Person

STEVEN A. COHEN

By:	/s/ Jason M. Colombo
Name:	Jason M. Colombo
Title:	Authorized Person